

September 27, 2012

Via E-mail
Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

      Re: **Ormat Technologies, Inc.**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 29, 2012
               Definitive Proxy Statement on Schedule 14A
               Filed March 26, 2012
               File No. 001-32347

Dear Mr. Tenne:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 75

1.   We note your disclosure in the last paragraph on page 21 regarding government incentives to encourage the production of electricity from geothermal sources. Additionally, we note your risk factor disclosure in the first full paragraph on page 85 discussing incentives associated with photovoltaic energy. In future filings, please add a risk factor to your disclosure discussing the risk of changes in government incentives to use renewable energy that could affect geothermal energy and recovered energy generation. Please show us your proposed revised disclosure.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 24</u>

2.   Please revise your disclosure to explain the basis for each award of an annual bonus or equity compensation to each Group I and Group II executive. While you have discussed the calculation of bonuses to be paid to the Group I executives in general terms, such discussion does not include the calculations for the most recent fiscal year. In addition, while you have discussed the general factors considered when awarding bonuses and equity compensation to Group II executives, such discussion does not relate to any particular year or executive. Please ensure that your revised disclosure explains the reason for any significant changes in the bonus amounts or equity compensation amounts paid to each of these individuals in the most recent fiscal year. Please show us your proposed revised disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with questions.

                                                Sincerely,

                                                /s/ Lilyanna L. Peyser for

                                                Mara L. Ransom
                                                Assistant Director